As filed with the Securities and Exchange Commission on June 6, 2023.

File No. 000-56556

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Bloom HoldCo LLC
(Exact name of registrant as specified in charter)

Delaware	82-4706208
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 Brickell Avenue, Suite 715, Miami FL	33131
(Address of principal executive offices)	(Zip Code)

(850) 660-7301
(Registrant’s telephone number, including area code)

with copies to:

Samuel P. Williams, Esq.

Hailey Lennon, Esq.

Darius Alam, Esq.

 Ivan Chaykovskiy, Esq.

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

(617) 856-8200

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

BLT Token
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 10/A (this “Amendment”) amends the registration statement on Form 10 of Bloom HoldCo LLC, as filed with the Securities and Exchange Commission (“SEC”) on June 5, 2023 (the “Form 10” or “Registration Statement”). In the Form 10, we inadvertently included a prior version of the signature block in the document titled “Report of Independent Registered Public Accounting Firm” (the “Audit Report”) under Item 13 in the report of WithumSmith+Brown, PC. The Audit Report was signed by WithumSmith+Brown, PC and delivered to us prior to the original filing of the Form 10, but the conformed signature line was inadvertently omitted from the version of the Audit Report included in the filing.

This Amendment is being filed solely to include the inadvertently omitted conformed signature of WithumSmith+Brown, PC in the Audit Report relating to the consolidated financial statements.  In order to comply with certain requirements of the SEC rules in connection with this filing, this Amendment includes Item 13. Financial Statements and Supplementary Data and Item 15. Financial Statements and Exhibits. No other changes were made to the Audit Report or to the Form 10. The consolidated financial statements and notes to consolidated financial statements have remained the same as those previously filed in the Form 10.

This Amendment reflects information as of the filing date of the Form 10, does not reflect events occurring after that date and does not modify or update in any way disclosures made in the Form 10, except as specifically noted above.

Unless the context otherwise requires or as is otherwise indicated, references in this Registration Statement to the “Company,” “Bloom,” “we,” “our,” and “us,” or similar terms, refer to Bloom HoldCo LLC, a Delaware limited liability company, and its consolidated subsidiaries.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include those that express a belief, expectation or intention, as well as those that are not statements of historical fact. Forward-looking statements including information regarding our future plans and goals, as well as our expectations with respect to:

●	Our industry;

●	Our business strategy and future growth prospects;

●	Our future profitability, cash flows and liquidity;

●	Our financial strategy, budget, projections and operating results;

●	Expectations of the effect on our financial condition of claims, litigation, and contingent liabilities, including our settlement with the SEC related to our Token Sale and the BLT claims process;

●	Strategy for risk management;

●	The market for our existing and future products and services;

●	Competition and government regulations; and

●	General economic conditions, including interest rates, and inflation.

These forward-looking statements may be accompanied by words such as “anticipate,” “believe,” “budget,” “could,” “estimate,” “expect,” “future,” “intend,” “likely,” “may,” “objective,” “outlook,” “plan,” “potential,” “predict,” “project,” “pursue,” “seek,” “should,” “would” “will” or similar words or expressions that are predictions of or indicate future events or trends that do not relate to historical events.

The forward-looking statements in this Registration Statement speak only as of the date of this Registration Statement, or such other date as specified herein. We disclaim any obligation to update these statements unless required by law, and we caution you not to place undue reliance on them. Forward-looking statements are not assurances of future performance and involve risks and uncertainties. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory, and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties include, but are not limited to, the following:

●	The economic conditions in the digital asset industry and market(s);

●	Changes in consumer demand for, and acceptance of, our products and services;

●	Changes in consumer trust for blockchain technology and for our products and services;

●	Commercial feasibility and success of our products and services;

●	Our ability to maintain consumer confidence in the operations and value of our products and services;

●	Our ability to grow and retain our customer base;

●	The price and availability of debt and equity financing (including changes in interest rates);

●

The impact on our financial condition of the SEC Order, and the effect of the potential payout to BLT claimants entitled to a refund pursuant to the claims process required under the terms of the SEC Order;

●	Our ability to pay all valid claims made pursuant to the claims process;

●	The effect of existing and future laws and governmental regulations (or the interpretation thereof) on us and our customers;

●	Competitive condition in our industry;

●	The loss or theft of, or restriction of our access to, our cryptocurrency holdings;

●	Loss or corruption of our information or a cyberattack on our computer systems;

●	Actions taken by our customers, competitors and third-party service providers;

●	The effects of future litigation;

●	Acts of terrorism, war or political or civil unrest in the United States or elsewhere; and

●	The severity and duration of widespread health events and related economic repercussions on our industry.

These and other important factors that could affect our operating results and performance are described in (i) “Item 1A. Risk Factors” and “Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Registration Statement, and elsewhere within this Registration Statement, (ii) our other reports and filings we will make with the SEC from time to time, and (iii) other announcements we may make from time to time. Should one or more of the risks or uncertainties described in the documents above or in this Registration Statement occur, or should underlying assumptions prove incorrect, our actual results, performance, achievements or plans could differ materially from those expressed or implied in any forward-looking statements. All forward-looking statements in this Registration Statement are expressly qualified in their entirety by the cautionary note in this section.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

See “Index to Financial Statements” on page F-1 of this Registration Statement.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a) List separately all financial statements filed

Reference is made to Item 13 “Financial Statements and Supplementary Data” of this Registration Statement.

(b) Exhibits

Exhibit No.	Description
3.1*^	Second Amended and Restated Limited Liability Company Operating Agreement of Bloom HoldCo LLC, effective as of May 11, 2023.
4.1*	Bloom Protocol, LLC, Terms and Conditions Relating to Token Sale, dated as of November 15, 2017.
10.1*	Promissory Note, dated as of July 18, 2022, by and between Jesse Leimgruber and Bloom HoldCo LLC.
10.2*	Equity Pledge Agreement, dated as of July 18, 2022, by and between Jesse Leimgruber and Bloom HoldCo, LLC.
10.3*^	Bloom HoldCo LLC Contribution Agreement, dated as of December 26, 2017, by and between Alain Pierre Meier, John Carlton Backus III, Jesse Jordan Leimgruber, Ryan Douglas Faber and Bloom HoldCo LLC.
10.4*	Bloom HoldCo LLC Amended and Restated 2019 Equity Incentive Plan, effective as of March 29, 2019.
10.5*	Advisor Agreement by and between Bloom HoldCo LLC and Diana J. Bushard, dated as of May 11, 2023.
10.6*	Advisor Agreement by and between Bloom HoldCo LLC and Ryan D. Faber, dated as of May 11, 2023.
10.7*	Form of Bloom HoldCo LLC Indemnification Agreement.
10.8*	Notice of Restricted Stock Unit Award to Steven P. Mullins, dated August 13, 2021.
10.9*	Notice of Restricted Stock Unit Award to Diana J. Bushard, dated August 13, 2021.
21.1*	List of Subsidiaries of Bloom HoldCo LLC.
99.1*	Form of Bloom HoldCo LLC Notice and Claim Form.

*	Previously filed.

^	Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The registrant agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

1

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ryan D. Faber
Name:	Ryan D. Faber
Title:	Chief Executive Officer

By:	/s/ Steven P. Mullins
Name:	Steven P. Mullins
Title:	Chief Financial Officer

Date: June 6, 2023

2

BLOOM HOLDCO LLC

Condensed Consolidated Balance Sheets as of March 31, 2023 (Unaudited) and September 30, 2022	F-20
Unaudited Condensed Consolidated Statements of Operations for the six months ended March 31, 2023 and 2022	F-21
Unaudited Condensed Consolidated Statement of Changes in Members’ Deficit for the six months ended March 31, 2023 and 2022	F-22
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended March 31, 2023 and 2022	F-23
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-24

REPORT OF Independent REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of:

Bloom HoldCo LLC and Subsidiaries:

Opinion

We have audited the consolidated financial statements of Bloom HoldCo LLC and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of September 30, 2022 and 2021, and the related consolidated statements of operations, changes in members’ deficit and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter – Substantial Doubt Regarding Going Concern

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit of approximately $28.4 million as of September 30, 2022, incurred a net loss of approximately $3.7 million and used approximately $9.4 million of cash in operating activities during the year ended September 30, 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1, including a discussion of risks associated with the Company's ability to satisfy valid claims submitted in conjunction with the settlement agreement with the SEC related to the Company's token sale. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Emphasis of Matter – Digital Assets

Uncertainties Related to Cryptocurrency Assets (also referred to as “Digital Assets”)

As disclosed in Note 3 to the consolidated financial statements, the Company held digital assets with a carrying value of approximately $0.6 and $0.8 million, representing approximately 4% and 4% of total assets as of September 30, 2022 and 2021, respectively. Significant information and risks related to such currencies includes, but is not necessarily limited to the following:

Digital Currencies Have Risks of Ownership

As of the date of these consolidated financial statements, the regulatory landscape continues to evolve and while cryptocurrencies have public keys (e.g., account numbers) of virtual wallets the holding of cryptocurrencies reside on distributed networks and can be viewed publicly, the ownership of the wallets are not registered and therefore, anonymous. Ownership in the currencies residing in any wallet are evidenced only by demonstrating knowledge of both the public key of the virtual wallet holding the currencies and the underlying private key of the cryptocurrencies residing within the virtual wallet. Knowledge of both these keys is required in order to demonstrate possession of the cryptocurrencies and therefore, ownership. Accordingly, prior to investing, investors who are directly or indirectly invested in such currencies should carefully evaluate and understand all relevant internal controls put in place by companies holding such assets on their behalf to understand how their investments are being protected and how inappropriate transfers of such assets are prevented.

Risks Related to Maintaining Private Key Security

Digital currency assets require the execution of the aforementioned confidential encrypted private key in order to initiate a transfer of the asset to another party. If the private key were to become lost, the Company would not be able to access the digital currency assets, thereby deeming the asset worthless to the Company. In addition, if another party were to gain access to the private key, along with the public key of the wallet holding the digital currencies, the other party could demonstrate ownership of the digital currencies and could either execute a transfer of the cryptocurrency asset or inappropriately utilize the digital currency assets as collateral for unauthorized financing.

Risks Related to Current and Continued Market Acceptance

Cryptocurrency assets are virtual currencies that have become significant in the marketplace and utilize blockchain technology in order to account for the transfer of such assets. These virtual assets have significant market volatility, which can significantly vary in a short period of time and can potentially vary between various pricing sources. These virtual assets are highly speculative in nature, and have potentially significant risks of ownership, which include, but are not necessarily limited to risks identified herein.

Regulatory Oversight and Considerations

As of the date of these consolidated financial statements, the U.S. Securities and Exchange Commission has expressed concerns regarding the adequacy and accuracy of marketplace information of cryptocurrency assets, which could impact individual state blue sky laws, potentially impacting the exchange of such assets for more widely accepted currencies, such as the U.S. Dollar. In the event that regulations were implemented to address these concerns, such regulations could potentially have a significant adverse effect on the realization of these digital currency assets.

Risks Associated With a Cryptocurrency Majority Control

Since cryptocurrencies are virtual and transactions in such currencies reside on distributed networks, governance of the underlying distributed network could be adversely altered should any individual or group obtain 51% control of the distributed network. Such control could have a significant adverse effect on either the ownership or value of the cryptocurrency.

Financial Reporting Risks Related to Digital Currency Valuation

As of the date of these consolidated financial statements, there is currently no specific authoritative accounting literature under accounting principles generally accepted in the United States of America (U.S. GAAP) which addresses the accounting for digital assets, including digital currencies.

Certain non-authoritative sources have concluded that digital currencies should be accounted for as intangible assets, where the digital currency asset should be recorded at the lower of its original cost or fair value, whereby any recorded write-downs could not be recovered in the future. The Company’s management has concluded that its digital currency assets should be valued at cost and reduced for any identified impairment charges, which is consistent with current practices. In the event that specific authoritative accounting guidance were to be issued after the release of these consolidated financial statements and such guidance was inconsistent with management’s current accounting for its digital assets and a restatement would be determined to be required, any resulting restatement could have a significant impact on the Company’s financial position, results of operations, and cash flows. The timing of any such authoritative guidance, if issued at all, is not determinable as of the date of these consolidated financial statements.

Risks Related to Transaction Authentication

As of the date of these consolidated financial statements, the transfer of digital currency assets from one party to another currently typically relies on an authentication process by an outside party known as a miner (or another authenticating party). In exchange for compensation, the miner will authenticate the transfer of the currency through the solving of a complex algorithm known as a proof of work, or will vouch for the transfer through other means, such as a proof of stake. Effective transfers of and therefore realization of cryptocurrency is dependent on interactions from these miners. In the event that there was a shortage of miners to perform this function, that shortage could have an adverse effect on either the fair value or realization of the cryptocurrency assets.

As discussed herein, holdings in digital currency assets are subject to current, emerging and potentially significant risks, including, but not necessarily limited to legal, regulatory, market valuation and proof of ownership risks. These risks are described in greater detail in Note 1 to the consolidated financial statements. Users of financial statements for entities that are associated with or hold cryptocurrency assets should carefully understand, consider and evaluate these and other risks related to cryptocurrency assets, when making investing decisions in such entities.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2021.

New York, New York

June 5, 2023,

PCAOB Number 100

BLOOM HOLDCO LLC

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	September 30,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$10,235	$17,035
Digital assets	611	765
Prepaid expense and other current assets	68	400
Total current assets	10,914	18,200

Restricted cash	300	300
Deferred tax assets	4,556	3,013
Intangible assets, net	31	34
Property and equipment, net	4	11
Total assets	$15,805	$21,558

LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities
Accounts payable	$144	$364
Accrued expenses	49	109
Accrued liability for member distributions	2,000	2,000
Income tax payable, short-term	3,778	6,268
Total current liabilities	5,971	8,731

Interest payable	3,550	2,537
Token sale liability	32,253	32,253
Income tax payable, long-term	2,452	2,740
Total liabilities	44,216	46,271

Commitments and contingencies (Note 8)

Members’ deficit
Membership shares, no par value, 10,000 shares authorized, 9,000 shares issued and outstanding as of September 30, 2022 and 2021	-	-
Accumulated deficit	(28,421)	(24,713)
Total members’ deficit	(28,421)	(24,713)
Total liabilities and members’ deficit	$15,805	$21,558

The accompanying notes are an integral part of these consolidated financial statements.

BLOOM HOLDCO LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	For the Years Ended September 30,
	2022	2021
Revenue	$-	$1,500
Cost of revenue	-	754
Gross profit	-	746

Operating expenses (income)
General and administrative	6,391	5,194
Depreciation and amortization	10	10
Realized gains from sale/exchange of digital assets	(5,048)	(16,440)
Impairment of digital assets	-	15
Gains from token distributions	-	(193)
Total operating expenses (income)	1,353	(11,414)
Total operating (loss) income	(1,353)	12,160

Other income (expense)
Interest expense, net	(995)	(525)
Gain on PPP loan forgiveness	-	225
Impairment of note receivable	(2,603)	-
Other expense	(300)	-
Total other expense	(3,898)	(300)
(Loss) income before income taxes	(5,251)	11,860

Income tax (benefit) expense	(1,543)	2,967
Net (loss) income	$(3,708)	$8,893

Basic and diluted net (loss) income per membership share	$(411.96)	$988.10
Basic and diluted weighted average membership shares outstanding	9,000	9,000

The accompanying notes are an integral part of these consolidated financial statements.

BLOOM HOLDCO LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ DEFICIT

(in thousands, except share data)

	Membership Shares		Accumulated	Total Members’
	Shares	Amount	Deficit	Deficit
Balance – October 1, 2020	9,000	$-	$(33,606)	$(33,606)
Net income	-	-	8,893	8,893
Balance – September 30, 2021	9,000	-	(24,713)	(24,713)
Net loss	-	-	(3,708)	(3,708)
Balance – September 30, 2022	9,000	$-	$(28,421)	$(28,421)

The accompanying notes are an integral part of these consolidated financial statements.

BLOOM HOLDCO LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended September 30,
	2022	2021
Operating activities
Net (loss) income	$(3,708)	$8,893
Adjustments to reconcile net (loss) income to net cash used in operating activities
Depreciation and amortization	10	9
Realized gains from sale/exchange of digital assets	(5,048)	(16,440)
Income tax (benefit) provision	(1,543)	2,967
Digital assets received for payroll tax liabilities	-	(98)
Impairment of digital assets	-	15
Impairment of note receivable	2,603	-
Gain on PPP loan forgiveness	-	(225)
Changes in operating assets and liabilities
Prepaid expense and other current assets	332	(328)
Deferred tax assets	-	(3,013)
Accounts payable	(220)	176
Deferred revenue	-	(300)
Accrued expenses	(60)	(8)
Accrued liability for member distributions	-	1,000
Interest payable	1,013	528
Income tax payable	(2,778)	2,724
Net cash used in operating activities	(9,399)	(4,100)

Investing activities
Proceeds from sale/exchange of digital assets	5,202	17,208
Purchase of intangible asset	-	(6)
Net cash provided by investing activities	5,202	17,202

Financing activities
Issuance of Note receivable - related party	(2,603)	-
Net cash used in financing activities	(2,603)	-

Net change in cash, cash equivalents and restricted cash	(6,800)	13,102
Cash, cash equivalents and restricted cash – beginning of year	17,335	4,233
Cash, cash equivalents and restricted cash – end of year	$10,535	$17,335

Supplemental disclosure
Cash paid for taxes	$324	$2,779
Cash paid for interest	$-	$-

Supplemental disclosure of noncash financing activities
PPP loan forgiveness	$-	$225

The accompanying notes are an integral part of these consolidated financial statements.

BLOOM HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bloom HoldCo LLC (“Bloom”) is a limited liability company incorporated in December 2017 in the state of Delaware. Bloom is the holding company of Bloom Ltd., which was formed in September 2017 in Gibraltar. Bloom Ltd. is the sole managing member of Bloom Protocol LLC (“Bloom Protocol”), which was organized as a limited liability company in Delaware in October 2017. Bloom, Blood Ltd. and Bloom Protocol are collectively referred to herein as the “Company.”

Bloom is a technology company dedicated to assisting individuals and organizations with management of their data. Its core mission is to empower individuals by providing them with greater control over how their personal information is stored and shared, while simultaneously providing tools for mitigating the risk of data breaches and misuse for both individuals and organizations. The Company expects to achieve this by utilizing its Verifiable Credential (“VC”) technology. Users can provide their personal data once to an accredited data attestor who then issues a tamper-resistant verifiable credential. This credential is cryptographically secured using the VC technology and stored on the user’s device, accessible only by the user of the device via passcode or biometric unlock, is reusable and easy to share with requesting third parties who are integrated with Bloom’s technology.

The Company has developed its VC technology for both retail consumers and enterprises (referred to as the “Platform”). To date, the Company has not sold its VC technology as a platform or otherwise to either retail consumers or enterprises, nor is the Company presently in a position to do so as development of the Platform has been put on hold due to the circumstances disclosed below under “Contingency.” The only revenue the Company has recognized since October 1, 2020 related to one customer that retained the Company to provide software development and support services related to the Company’s VC technology.

May 2023 Stock Split

The Company’s Board of Managers approved a split of shares of the Company’s membership shares on a 10-for-1 basis (the “Stock Split”), which was affected on May 11, 2023. The Company’s authorized membership shares were also adjusted for the Stock Split. All references to membership shares, restricted stock units, phantom stock units, share data, per share data and related information contained in the consolidated financial statements have been retrospectively adjusted to reflect the effect of the Stock Split for all periods presented. No fractional shares of the Company’s membership shares were issued in connection with the Stock Split.

Token Sale

To fund the development of the VC Technology and Platform, the Company offered and sold Bloom tokens (“BLT”) in a “token sale.” From November 2017 to January 2018, the Company sold BLT, which were issued on a blockchain or distributed ledger, and raised proceeds of approximately $32.3 million from purchasers. In an earlier pre-sale phase of token sales, the purchase price for BLT ranged from $0.50 to $0.57 per token and the purchase price paid by purchasers during the public sale was $0.67 per token. Purchasers of BLT primarily paid the Company with the digital asset ether and, to a lesser degree, with U.S. dollars.

Contingency

On August 9, 2022, the Securities and Exchange Commission (“SEC”) issued an order (the “SEC Order”) and announced charges against the Company for conducting an unregistered initial coin offering (“ICO”) of digital asset securities as discussed in the preceding paragraph under “Token Sale.” The SEC Order found that the Company offered and sold BLT as investment contracts, which constituted securities, yet failed to register the offering of the BLT with the SEC, nor did it qualify for an exemption to the registration requirements.

The Company offered a settlement to the SEC, whereby it is required to register the BLT with the SEC and conduct a claims process to compensate the purchasers of BLT. The Company agreed to pay a $0.3 million penalty, which was recorded in other expense on the Company’s consolidated statement of operations during the year ended September 30, 2022, and adhere to a springing penalty, which, if the Company fails to complete the claims and registration processes, may require the Company to pay a civil money penalty in an amount up to the total consideration paid by the purchasers for BLT for a total possible penalty per the SEC Order of approximately $30.9 million. The total possible penalty of approximately $30.9 million stipulated by the SEC Order differs from the total token sale proceeds of approximately $32.3 million, recorded by the Company as token sale liability, due to the Company’s initial underestimation of the total proceeds raised.

BLOOM HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Going Concern

The consolidated financial statements have been prepared assuming the Company will continue as a going concern.

The Company has a limited operating history and historically it has been dependent upon proceeds from the sale of digital assets received from the token sale to fund its operations, as well as some revenue from software development services. The Company did not generate any revenue from operations for the year ended September 30, 2022, and it incurred a net loss of approximately $3.7 million and used approximately $9.4 million of cash in operating activities during the year ended September 30, 2022. The Company had an accumulated deficit of $28.4 million as of September 30, 2022. As of September 30, 2022, the Company held approximately $10.2 million in cash and cash equivalents and digital assets with a carrying value of approximately $0.6 million.

Continued operations are dependent upon the Company’s ability to generate profitable operations and raise sufficient funds to finance its activities. Additionally, the Company has material contingent liabilities to the BLT purchasers related to the SEC Order and settlement agreement with the SEC related to the Company’s ICO. All BLT sold in the ICO (less amounts previously refunded) is potentially subject to repurchase in the claims process; however, the Company cannot predict with certainty the magnitude of this liability and is unable to reasonably estimate the number of valid claims that will be made. Valid claims submitted in the claims process will have to be paid from the Company’s existing cash and cash equivalents and digital asset holdings. There is a risk that the Company may not have sufficient funds to satisfy the claims submitted, which could require the Company to seek additional financing to meet its continuing obligations and ultimately, to attain profitability. The Company may never achieve profitability, and even if it does, it may not be able to sustain being profitable.

The Company plans to raise additional capital through debt or equity financing, which may include the issuance of one or more convertible notes or raising additional funds from existing investors (either through debt or equity). However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or that any such funding will provide the Company with sufficient funds to meet its objectives. If the Company’s payout is significant and it is unable to obtain financing from outside sources and eventually produce sufficient revenue, management may be forced to sell the Company’s assets or curtail or discontinue its operations. As a result of these uncertainties, management of the Company believes that substantial doubt exists about the Company’s ability to continue as a going concern.

The consolidated financial statements of the Company do not include any adjustments that might result from the outcome of these aforementioned uncertainties.

NOTE 2 – BASIS OF PRESENTATION, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Basis of Presentation and Principles of Consolidation

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) and pursuant to the accounting and disclosure rules and regulations of the SEC. The Company’s reporting currency is the U.S. Dollar. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of expenses during the reporting period. The most significant estimates inherent in the preparation of the Company’s consolidated financial statements include, but are not limited to, those related to the valuation allowance for the note receivable and estimates of interest payable on the token sale liability, among others. These estimates and assumptions are based on the Company’s historical experience, and on various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

BLOOM HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company’s cash equivalents consist of funds held in a money market account. The Company had approximately $3.3 million and $10.8 million in cash equivalents recorded within the cash and cash equivalents financial statement line item as of September 30, 2022 and 2021, respectively.

Restricted Cash

The Company is required to maintain restricted cash deposits as collateral for the Company’s credit cards by the issuing bank. These funds are restricted and have been classified in noncurrent assets on the Company’s consolidated balance sheets. As of both September 30, 2022 and 2021, the Company’s restricted cash balance was $0.3 million.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. Periodically, the Company may maintain deposits in financial institutions in excess of government insured limits.

Fair Value of Financial Instruments

The Company’s financial assets and liabilities are accounted for in accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

Level 1	—	Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2	—	Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instrument’s anticipated life.

Level 3	—	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair values requires more judgement. Accordingly, the degree of judgement exercised by management in determining fair value is greatest for instruments categorized as Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables present the Company’s fair value hierarchy for its money market securities measured at fair value on a recurring basis (in thousands):

	September 30, 2022
	Level 1	Level 2	Level 3	Fair Value
Assets included in:
Cash equivalents
Money market fund	$3,259	$-	$-	$3,259
	$3,259	$-	$-	$3,259

	September 30, 2021
	Level 1	Level 2	Level 3	Fair Value
Assets included in:
Cash equivalents
Money market fund	$10,756	$-	$-	$10,756
	$10,756	$-	$-	$10,756

The carrying values reported in the Company’s consolidated balance sheets for cash (excluding cash equivalents which are recorded at fair value on a recurring basis), accounts payable and accrued expenses are reasonable estimates of their fair values due to the short-term nature of these items.

BLOOM HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Digital Assets

Digital assets, consisting entirely of ether, are included in current assets on the Company’s consolidated balance sheets. Digital assets held by the Company are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. The Company has elected to bypass the optional qualitative impairment assessment and to track its digital asset activity daily for impairment assessment purposes. The Company determines the fair value of its digital assets on a nonrecurring basis in accordance with ASC 820, based on the lowest intra-day market price of the digital asset. The Company performs an analysis each day to identify whether events or changes in circumstances, principally decreases in the quoted price of the digital asset on the active trading platform, indicate that it is more likely than not that its digital assets are impaired. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. The Company recognized impairment charges of nil and approximately $0.02 million on its digital assets during the years ended September 30, 2022 and 2021, respectively.

The proceeds from sales and exchanges of digital assets received from the token sale are included within financing activities in the consolidated statements of cash flows and any realized gains or losses from such sales and exchanges are included in operating (loss) income, net in the consolidated statements of operations. The Company accounts for its sales of digital assets in accordance with the first in first out method of accounting.

Prepaid Expenses and Other Current Assets

As of September 30, 2022, prepaid expenses and other current assets totaled approximately $0.07 million and consisted primarily of amounts paid for software subscriptions and insurance. As of September 30, 2021, prepaid expenses and other current assets totaled approximately $0.4 million and consisted primarily of a receivable from one of the Company’s former executive officers.

Intangible Assets

The Company’s intangible assets consist of web-site domains with estimated useful lives of 15 years. The definite-lived intangible assets are being amortized on a straight-line basis over their useful lives as follows (in thousands):

Beginning balance – October 1, 2020	$30
Additional purchase	6
Amortization expense	(2)
Ending balance – September 30, 2021	34
Amortization expense	(3)
Ending balance – September 30, 2022	$31

The estimated amortization expense associated with intangible assets is as follows (in thousands):

Future Amortization
Year ended September 30, 2023	$3
Year ended September 30, 2024	3
Year ended September 30, 2025	3
Year ended September 30, 2026	3
Year ended September 30, 2027	3
Year ended September 30, 2028 and thereafter	16
$31

Impairment of Long-lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the recoverability of the assets is measured by comparing the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. If the carrying amount of the asset or group of assets is not recoverable, the impairment, if any, is measured as the excess of the carrying value over the fair value, based on market value when available, or discounted expected cash flows of the asset or asset group, and is recorded in the period in which the determination is made. There were no indicators of impairment during the years ended September 30, 2022 and 2021.

BLOOM HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment consists of computer equipment and is stated at cost and depreciated using the straight-line method over the estimated useful life of the assets (dollar amounts in thousands):

	Useful life	September 30,
	(Years)	2022	2021
Computers	3	$21	$21
Less accumulated depreciation		(17)	(10)
Property and equipment, net		$4	$11

Token Sale Liability

The Company sold BLT in a token sale that raised approximately $32.3 million of capital to develop the VC technology and Platform. Management of the Company evaluated the terms of the BLT sold and concluded that the amounts raised represents a liability; specifically, a demand loan, due to the lack of a stated maturity date and stated interest rate related to the outstanding liability. The Company has reflected the amounts raised as a noncurrent obligation on its consolidated balance sheets as of September 30, 2022 and 2021. Pursuant to the SEC Order, the Company has undertaken steps to register the BLT with the SEC and conduct a claims process to compensate purchasers of BLT who purchased them directly from the Company. To satisfy the SEC’s recovery requirement, through the claims process, purchasers of BLT that still own the securities are entitled to submit a claim for their consideration paid plus interest and less any income received, while any BLT purchasers that no longer own BLT may submit a claim for damages. As such, the Company estimated and recorded a noncurrent accrued interest payable of $3.6 million and $2.5 million as of September 30, 2022 and 2021, respectively, on its consolidated balance sheets. The Company calculated the estimated interest for the total outstanding liability using the applicable federal rates published by the Internal Revenue Service (“IRS”) of 3.14% and 1.73% per annum for September 2022 and September 2021, respectively. The Company is unable to reasonably estimate or record an amount for expected damages prior to the claims process.

As amounts are claimed by BLT purchasers and repaid by the Company, the amounts paid will reduce the balances of the token sale liability and accrued interest on the Company’s consolidated balance sheet, with no gain or loss recognized at repayment. Upon completion of the claims process, any amounts of the token sale liability that are not claimed will be retired or extinguished and removed from the consolidated balance sheet.

Paycheck Protection Program

On April 22, 2020, the Company obtained relief under the Coronavirus Aid, Relief and Economic Security Act and the Paycheck Protection Program(“PPP”) offered through an approximate $0.2 million loan from the U.S. Small Business Administration. This loan had a 24-month term, bore interest at 1.0% per annum and could be forgiven, in whole or in part, if the Company was eligible for the PPP loan at the time of application, used loan proceeds for eligible expenses and otherwise satisfied PPP requirements. The Company used the majority of these funds for payroll, healthcare benefits and other applicable operating expenses. The Company received full forgiveness of this loan on February 14, 2021.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

BLOOM HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized as the performance obligation is satisfied over time.

Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers. All revenue within these consolidated financial statements was generated from software development services provided to one customer. Deferred revenue is an obligation to transfer services to a customer for which the Company has already received consideration. Upon receipt of a prepayment from a customer for all or a portion of the transaction price, the Company initially recognizes a contract liability. The contract liability is settled, and revenue is recognized as the Company satisfies its performance obligation to the customer over time. As of October 1, 2020, the Company had deferred revenue of $0.3 million on Its consolidated balance sheet associated with software development services not yet delivered, which was recognized and included within revenue on the consolidated statement of operations during the year ended September 30, 2021. The Company did not recognize any revenue during the year ended September 30, 2022.

Cost of Revenue

Cost of revenue consists primarily of labor costs associated with delivery of services to the Company’s customers.

General and Administrative Expenses

General and administrative expenses consist primarily of salary and other employee costs, legal expenses, contractor expenses, uncapitalized software and hardware expenses, insurance, professional fees, including accounting and audit and marketing expenses, and other expenses.

Share-based Compensation

Share-based compensation pertains to compensation expense for restricted stock unit (“RSU”) and phantom stock unit (“PSU”) awards granted to employees, consultants and advisors and is measured on the grant date based on the fair value of the award. The fair value of RSU and PSU awards is measured based upon the estimated fair value of the Company’s membership shares on the date of grant. The assumptions used in calculating the fair value of the Company’s membership shares are management’s best estimates and involve inherent uncertainties and the application of management’s judgment. The Company accounts for forfeitures as they occur. The Company’s RSU and PSU awards are subject to two vesting requirements that must both be satisfied in order for the awards to vest, the first of which is a service-based condition, and the second vesting condition is contingent upon a liquidity event. Management has determined that a liquidity event is not probable. Due to the presence of a vesting condition for all of the Company’s issued RSU and PSU awards that is contingent upon a liquidity event not considered probable by management, the Company has recognized no compensation expense for its issued share-based compensation awards.

Income Taxes

The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, Income Taxes (“ASC 740”). When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. There were no uncertain tax positions that require accrual or disclosure in the financial statements as of September 30, 2022 and 2021. The Company’s policy is to record interest and penalties, if any, as part of income tax expense. No interest or penalties were recorded for the years ended September 30, 2022 and 2021. See Note 7 – Income Taxes to the consolidated financial statements for further information regarding income taxes.

Segments

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the chief operating decision maker, or decision-making group, in deciding how to allocate resources to an individual segment and in assessing performance. The chief operating decision maker, or decision-making group, reviews financial information for the purposes of making operating decisions, allocating resources, and evaluating financial performance of the business of the reportable operating segments, based on discrete financial information. As of September 30, 2022 and 2021, the Company views its operations and manages its business as one segment and, accordingly, no further segment disclosures have been presented herein.

BLOOM HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net (Loss) Income Per Membership Share

Basic net (loss) income per membership share is computed by dividing net (loss) income allocated to members by the weighted average number of membership shares outstanding during the period. Diluted net (loss) income per membership share reflects the potential dilution that could occur if securities or other contracts to issue membership shares were exercised or converted into membership shares or resulted in the issuance of membership shares that then shared in the earnings of the entity. Dilutive potential membership shares include the Company’s unvested RSUs and unvested PSUs. As mentioned above, the RSUs and PSUs have a second vesting condition that is contingent upon a liquidity event that did not occur during the reporting periods and as such, the unvested RSUs and PSUs must be excluded from the computation of diluted net (loss) income per share because inclusion of the options in the calculation would be antidilutive. There were a total of 679 and 729 unvested RSUs and PSUs as of September 30, 2022 and 2021, respectively, that were excluded from the computation of diluted net (loss) income per membership share.

Risks Associated with Digital Assets

Significant information and risks related to digital assets includes, but is not necessarily limited to the following:

Digital Currencies have Risks of Ownership

As of the date of these consolidated financial statements, the regulatory landscape continues to evolve and while digital assets have public keys (e.g., account numbers) of virtual wallets the holding of digital assets reside on distributed networks and can be viewed publicly, the ownership of the wallets are not registered and therefore, anonymous. Ownership in the digital assets residing in any wallet are evidenced only by demonstrating knowledge of both the public key of the virtual wallet holding the digital assets and the underlying private key of the digital assets residing within the virtual wallet. Knowledge of both of these keys is required in order to demonstrate possession of the digital assets and therefore, ownership. Accordingly, prior to investing, investors who are directly or indirectly invested in such digital assets should carefully evaluate and understand all relevant internal controls put in place by companies holding such digital assets on their behalf to understand how their investments are being protected and how inappropriate transfers of such digital assets are prevented.

Risks Related to Maintaining Private Key Security

Digital assets require the execution of the aforementioned confidential encrypted private key in order to initiate a transfer of the digital asset to another party. If the private key were to become lost, the Company would not be able to access the digital assets, thereby deeming the asset worthless to the Company. In addition, if another party were to gain access to the private key, along with the public key of the wallet holding the digital assets, the other party could demonstrate ownership of the digital assets and could either execute a transfer of the digital asset or inappropriately utilize the digital assets as collateral for unauthorized financing.

Risks Related to Current and Continued Market Acceptance

Digital assets are virtual currencies that have become significant in the marketplace and utilize blockchain technology in order to account for the transfer of such assets. These virtual assets have significant market volatility, which can significantly vary in a short period of time and can potentially vary between various pricing sources. These virtual assets are highly speculative in nature, and have potentially significant risks of ownership, which include, but are not necessarily limited to risks identified herein.

Regulatory Oversight and Considerations

As of the date of these consolidated financial statements, the SEC has expressed concerns regarding the adequacy and accuracy of marketplace information of digital assets, which could impact individual state blue sky laws, potentially impacting the exchange of such assets for more widely accepted currencies, such as the U.S. Dollar. In the event that regulations were implemented to address these concerns, such regulations could potentially have a significant adverse effect on the realization of these digital assets.

Financial Reporting Risks Related to Digital Asset Valuation

Certain non-authoritative sources have concluded that digital assets should be accounted for as intangible assets, where the digital asset should be recorded at the lower of its original cost or fair value, whereby any recorded write-downs could not be recovered in the future. The Company’s management has concluded that its digital assets should be valued at cost and reduced for any identified impairment charges, which is consistent with current practices. In the event that specific authoritative accounting guidance were to be issued after the release of these consolidated financial statements and such guidance was inconsistent with management’s current accounting for its digital assets and a restatement would be determined to be required, any resulting restatement could have a significant impact on the Company’s financial position, results of operations, and cash flows. The timing of any such authoritative guidance, if issued at all, is not determinable as of the date of these consolidated financial statements.

BLOOM HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Risks Related to Transaction Authentication

As of the date of these consolidated financial statements, the transfer of digital assets from one party to another currently typically relies on an authentication process by an outside party known as a miner (or another authenticating party). In exchange for compensation, the miner will authenticate the transfer of the digital asset through the solving of a complex algorithm known as a proof of work, or will vouch for the transfer through other means, such as a proof of stake. Effective transfers of and therefore realization of digital assets is dependent on interactions from these miners. In the event that there was a shortage of miners to perform this function, that shortage could have an adverse effect on either the fair value or realization of the digital assets.

As discussed herein, holdings in digital assets are subject to current, emerging and potentially significant risks, including, but not necessarily limited to legal, regulatory, market valuation and proof of ownership risks. Users of financial statements for entities that are associated with or hold digital assets should carefully understand, consider and evaluate these and other risks related to digital assets, when making investing decisions in such entities.

Recently Issued and Adopted Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted ASU No. 2019-12 effective October 1, 2021, and the adoption did not have a material impact on its consolidated financial statements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was codified with its subsequent amendments as ASC Topic 326, Financial Instruments - Credit Losses (“ASC 326”). ASC 326 seeks to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, including financing receivables, and other commitments to extend credit held by a reporting entity at each reporting date. The amendments require an entity to replace the incurred loss impairment methodology in other U.S. GAAP with a methodology that reflects current expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The updated guidance is effective for the Company on October 1, 2023. The Company does not expect that the adoption of ASC 326 will have a material impact on its consolidated financial statements and disclosures as the Company’s note receivable - related party with a principal amount of approximately $2.6 million was fully reserved by the Company with a $2.6 million allowance recorded with an offsetting amount recognized in other expenses on the consolidated statements of operations for the year ended September 30, 2022.

Effect of New Accounting Pronouncements to be Adopted in Future Periods

The Company reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact on its consolidated financial statements.

NOTE 3 – DIGITAL ASSETS

The following table presents information about the Company’s digital assets (in thousands):

	September 30,
	2022	2021
Beginning balance	$765	$1,450
Cost basis of digital assets sold	(153)	(742)
Cost basis of digital assets exchanged for payroll	-	(19)
Cost basis of digital assets exchanged for goods or services	(1)	(7)
Digital assets received as reimbursement for employee tax liabilities	-	98
Impairment of digital assets	-	(15)
Ending balance	$611	$765

The Company’s digital asset holdings during the years ended September 30, 2022 and 2021 consisted entirely of ether. As of September 30, 2022 and 2021, the Company held approximately 7,872 units and 9,856 units, respectively, of ether.

BLOOM HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – ACCRUED EXPENSES, ACCRUED LIABILITY FOR MEMBER DISTRIBUTIONS AND INCOME TAX PAYABLE

As of September 30, 2022 and 2021, the Company’s accrued expenses were approximately $0.05 million and $0.1 million, respectively. As of September 30, 2022, accrued expenses consisted primarily of payroll-related liabilities and as of September 30, 2021, accrued expenses consisted mainly of an accrual for legal expenses.

Accrued liabilities for member distributions represent distributions owed to the Company’s members pursuant to the Operating Agreement. As of September 30, 2022 and 2021, the Company’s accrued liabilities for member distributions were $2.0 million.

Income tax payable consists of the Company’s current income tax payable of approximately $3.5 million and $6.0 million as of September 30, 2022 and 2021, respectively, which is recorded in income tax payable, short-term on the consolidated balance sheets. In addition, the income tax payable also includes the tax liability owed to the IRS pursuant to its tax period ended September 30, 2019 (the “2019 tax liability”). The original balance of the 2019 tax liability was $3.6 million, which the Company agreed to pay to the IRS in annual installments over 8 years. As of September 30, 2022 and 2021, the remaining balance of the 2019 tax liability was approximately $2.7 million and $3.0 million, respectively, with approximately $0.3 million included in income tax payable, short-term on the Company’s consolidated balance sheets as of both dates, and the remainder recorded in income tax payable, long-term.

NOTE 5 – MEMBERS’ DEFICIT

The Company has two classes of membership shares, (i) voting and (ii) nonvoting shares. Membership shares authorized by the First Amended and Restated Operating Agreement of Bloom (the “Operating Agreement”) total 10,000 shares, consisting of 9,000 voting shares and 1,000 nonvoting shares. The nonvoting shares were reserved for issuance under the Bloom Amended and Restated 2019 Equity Incentive Plan (the “Equity Incentive Plan”). As of September 30, 2022 and 2021, none of the Company’s nonvoting shares were outstanding.

NOTE 6 – SHARE-BASED COMPENSATION

In 2019, the Company’s members adopted the Bloom HoldCo LLC Amended and Restated 2019 Equity Incentive Plan (as amended from time to time, most recently on August 11, 2021, the “2019 Plan”). The 2019 Plan provides for the grant of RSUs and PSUs to employees, officers, directors and consultants. As of September 30, 2022, the aggregate number of shares authorized for issuance under the 2019 Plan totaled 1,000 shares and there were 321 shares available for future grants.

The Company’s RSU and PSU awards expire after 10 years and are generally subject to two vesting requirements that must both be satisfied in order for the RSU or PSU to vest, the first of which is a service-based condition, and the other vesting condition is contingent upon a liquidity event. The service condition requirement for the awards is generally satisfied for 25% of the awards after one-year with the remainder of the service condition requirement being satisfied monthly over the following three-year period. Certain of the RSUs and PSUs issued by the Company have an exempt portion of the award that is not subject to the service-based vesting condition and is only subject to vesting pursuant to a contingent liquidity event. Upon the occurrence of a liquidity event, 100% of the exempt RSUs and PSUs, as well as all RSUs and PSUs that have met the service-based vesting condition would vest. A liquidity event for purposes of vesting of the RSUs and PSUs means the first to occur of: (1) an underwritten public offering by the Company of its securities (i.e., an “initial public offering”), (2) a Change in Control or (3) a Dissolution Event (both (2) and (3) as defined in the 2019 Plan). Upon a liquidity event, RSU holders are entitled to payment of cash or issuance of one share for each vested RSU, and PSU holders are entitled to payment equal to the fair value of membership shares less a strike price. Other than issuance of shares for RSUs or a payment for PSUs upon a liquidity event, the Company’s RSU and PSU awards provide no economic value and have no voting rights. Due to the presence of a vesting condition, that is contingent upon a liquidity event not considered probable by management, for all of the Company’s issued and outstanding RSU awards and PSU awards, the Company has recognized no compensation expense for its issued share-based compensation awards.

To determine the amount of unrecognized compensation cost, the Company would need to determine the estimated grant date fair value of its membership shares on the date of grant for each of the awards issued, which it has not done due to the expense associated with obtaining multiple valuations from a third-party valuation firm, but also because management does not consider the liquidity event to be probable. Should the liquidity event occur in the future prior to the expiration of the outstanding RSUs and PSUs, management will obtain the necessary valuations of its membership shares so that the Company can calculate and recognize share-based compensation for these awards at the time of the liquidity event based upon the grant date fair values of the awards.

BLOOM HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company’s RSU and PSU activity for the periods presented:

	Number of RSUs	Number of PSUs	Total
Unvested - October 1, 2020	488	125	613
Granted	400	-	400
Forfeited	(184)	(100)	(284)
Unvested - September 30, 2021	704	25	729
Granted	90	-	90
Forfeited	(123)	(17)	(140)
Unvested - September 30, 2022	671	8	679

NOTE 7 – INCOME TAXES

The components of (loss) income before income taxes are as follows (in thousands):

	For the Years Ended September 30,
	2022	2021
United States	$1,553	$(3,793)
Foreign	(6,804)	15,653
(Loss) income before income taxes	$(5,251)	$11,860

The (benefit from) provision for income taxes consists of the following (in thousands):

	For the Years Ended September 30,
Current:	2022	2021
Federal	$-	$1,420
State and local	-	247
Foreign	-	-
Total current provision	-	1,667
Deferred
Federal	(1,073)	878
State and local	(470)	422
Foreign	-	-
Total deferred (benefit) provision	(1,543)	1,300
Income tax (benefit) provision	$(1,543)	$2,967

A reconciliation between the U.S. federal statutory income tax and the Company’s effective tax rates as a percentage of loss before income taxes is as follows:

	For the Years Ended September 30,
	2022	2021
Provision for federal income taxes at the statutory rate	21.0%	21.0%
Permanent differences	0.0%	(0.4)%
State and local income taxes, net of Federal income tax benefit	8.4%	4.3%
Effective tax rate	29.4%	24.9%

The components of the Company’s deferred tax assets and liabilities are as follows:

	September 30,
	2022	2021
Deferred income tax assets:
Net operating loss carryforward	$2,345	$-
Digital assets	1,597	3,013
Impairment loss	614	-
Deferred income tax assets	4,556	3,013
Net deferred income tax assets	$4,556	$3,013

BLOOM HOLDCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company had deferred tax assets of approximately $4.6 million and $3.0 million for the years ended September 30, 2022 and 2021, respectively. The Company assesses the realizability of its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some or all of its deferred tax assets will not be realized. The Company evaluates all available positive and negative evidence such as past operating results, future reversals of existing deferred tax liabilities, projected future taxable income, as well as prudent and feasible tax-planning strategies. Management believes that it is more likely than not that the majority of U.S. and foreign deferred tax assets will be realized. Accordingly, the Company has not recorded a valuation allowance against its deferred tax assets in these jurisdictions.

As of September 30, 2022, the Company had approximately $9.7 million of federal net operating loss (“NOL”) carryforwards. The federal NOLs are subject to an 80% limitation on taxable income and will carry forward indefinitely.

The Company files U.S. federal, various state and foreign income tax returns. The Company is not currently under audit by any taxing authorities. All tax years remain open to examination by taxing jurisdictions to which the Company is subject.

The Inflation Reduction Act of 2022 (the “IRA”), which was signed into law in August 2022, includes several provisions that are specifically applicable to corporations. Among other changes, it created a new corporate alternative minimum tax based on adjusted financial statement income and imposes a 1% excise tax on corporate stock repurchases. The effective date of these provisions is January 1, 2023. The Company does not expect the enactment of the IRA will have an impact on its consolidated financial statements.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company, and its subsidiaries, are subject at times to various claims, lawsuits and governmental proceedings relating to the Company’s business and transactions arising in the ordinary course of business. The Company cannot predict the final outcome of such proceedings. Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits and proceedings arising in ordinary course of business are covered by the Company’s insurance program. The Company maintains various types of liability insurance in an effort to protect the Company from such claims. In terms of any matters where there is no insurance coverage available to the Company, or where coverage is available and the Company maintains a retention or deductible associated with such insurance, the Company may establish an accrual for such loss, retention or deductible based on current available information.

In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements, and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by the Company in the consolidated balance sheets. If it is reasonably possible that an asset may be impaired as of the date of the consolidated financial statements, then the Company discloses the range of possible loss. Expenses related to the defense of such claims are recorded by the Company as incurred and included in the accompanying consolidated statements of operations.

Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting the Company’s defense of such matters. On the basis of current information, the Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims, other than the SEC Order related to the Company’s ICO discussed above in Note 1 – Description of the Organization and Business Operations and Note 2 – Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements.

NOTE 9 – RELATED PARTY TRANSACTIONS

On July 18, 2022, the Company entered into a promissory note with Jesse J. Leimgruber, one of the Company’s founders and shareholders, pursuant to which the Company agreed to fund a cash loan to Mr. Leimgruber for an aggregate principal amount of approximately $2.6 million, bearing interest at the rate of 3.17% per annum compounded monthly. The loan, plus all accrued and unpaid interest, is due upon the earlier of five years, or the date upon which the Company engages in a Liquidity Event, as defined by the Equity Incentive Plan. The loan may be prepaid by Mr. Leimgruber without penalty or premium. The Company also entered into an equity pledge agreement with Mr. Leimgruber, pursuant to which all of Mr. Leimgruber’s ownership interest in the Company, or 2,250 shares, including any dividend or distribution that may be received in respect of the pledged shares, were pledged as collateral for the loan.

As of September 30, 2022, the Company determined that the collectibility of the carrying value of the note receivable, including the collateralized shares of the Company, was not probable and recorded a loss on impairment of approximately $2.6 million, including approximately $0.02 million of unpaid interest.

At the time that the note to Mr. Leimgruber was executed, Mr. Leimgruber was a Manager of the Company, but was removed as a Manager and from all positions with the Company and all of our subsidiaries effective as of May 11, 2023.

NOTE 10 – SUBSEQUENT EVENTS

The Company has completed an evaluation of all subsequent events through June 5, 2023 to ensure that these consolidated statements include appropriate disclosure of events both recognized in the financial statements and events which occurred but were not recognized in the financial statements. Except as disclosed above in Note 1 – Description of Organization and Business Operations and Note 9 – Related Party Transactions, the Company has concluded that no subsequent event has occurred that requires recognition or disclosure.

BLOOM HOLDCO LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	March 31,	September 30,
	2023	2022
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$8,442	$10,235
Digital assets	611	611
Prepaid expense and other current assets	36	68
Total current assets	9,089	10,914

Restricted cash	300	300
Deferred tax assets	5,226	4,556
Intangible assets, net	30	31
Property and equipment, net	1	4
Total assets	$14,646	$15,805

LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities
Accounts payable	$434	$144
Accrued expenses	39	49
Accrued liability for member distributions	2,250	2,000
Income tax payable, short-term	3,778	3,778
Total current liabilities	6,501	5,971

Interest payable	4,222	3,550
Token sale liability	32,253	32,253
Income tax payable, long-term	2,163	2,452
Total liabilities	45,139	44,226

Commitments and contingencies (Note 6)

Members’ deficit
Membership shares, no par value, 10,000 shares authorized, 9,000 shares issued and outstanding as of March 31, 2023 and September 30, 2022	-	-
Accumulated deficit	(30,493)	(28,421)
Total members’ deficit	(30,493)	(28,421)
Total liabilities and members’ deficit	$14,646	$15,805

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLOOM HOLDCO LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

(Unaudited)

	For the Six Months Ended March 31,
	2023	2022
Operating expenses (income)
General and administrative	$2,107	$3,350
Depreciation and amortization	4	5
Realized gains from exchange of digital assets	-	(35)
Total operating expenses	2,111	3,320
Total operating loss	(2,111)	(3,320)

Other expense
Interest expense, net	(631)	(504)
Total other expense	(631)	(504)
Loss before income taxes	(2,742)	(3,824)

Income tax benefit	670	1,848
Net loss	$(2,072)	$(1,976)

Basic and diluted net loss per membership share	$(230.27)	$(219.58)
Basic and diluted weighted average membership shares outstanding	9,000	9,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLOOM HOLDCO LLC

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ DEFICIT

(in thousands, except share data)

(Unaudited)

Six Months Ended March 31, 2023

	Membership Shares		Accumulated	Total Members’
	Shares	Amount	Deficit	Deficit
Balance – October 1, 2022	9,000	$-	$(28,421)	$(28,421)
Net loss	-	-	(2,072)	(2,072)
Balance – March 31, 2023	9,000	$-	$(30,493)	$(30,493)

Six Months Ended March 31, 2022

	Membership Shares		Accumulated	Total Members’
	Shares	Amount	Deficit	Deficit
Balance – October 1, 2021	9,000	$-	$(24,713)	$(24,713)
Net loss	-	-	(1,976)	(1,976)
Balance – March 31, 2022	9,000	$-	$(26,689)	$(26,689)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLOOM HOLDCO LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	For the Six Months Ended March 31,
	2023	2022
Operating activities
Net loss	$(2,072)	$(1,976)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	4	5
Realized gains from exchange of digital assets	-	(35)
Income tax benefit	(670)	(1,848)
Changes in operating assets and liabilities
Prepaid expense and other current assets	32	5
Accounts payable	290	(28)
Accrued expenses	(10)	(98)
Accrued liability for member distributions	250	(500)
Income tax payable	(289)	(1,133)
Interest payable	672	506
Net cash used in operating activities	(1,793)	(5,102)

Investing activities
Proceeds from sale/exchange of digital assets	-	36
Net cash provided by investing activities	-	36

Net change in cash, cash equivalents and restricted cash	(1,793)	(5,066)
Cash, cash equivalents and restricted cash – beginning of period	10,535	17,335
Cash, cash equivalents and restricted cash – end of period	$8,742	$12,269

Supplemental disclosure
Cash paid for taxes	$289	$847

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLOOM HOLDCO LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bloom HoldCo LLC (“Bloom”) is a limited liability company incorporated in December 2017 in the state of Delaware. Bloom is the holding company of Bloom Ltd., which was formed in September 2017 in Gibraltar. Bloom Ltd. is the sole managing member of Bloom Protocol LLC (“Bloom Protocol”), which was organized as a limited liability company in Delaware in October 2017. Bloom, Bloom Ltd. and Bloom Protocol are collectively referred to herein as the “Company.”

Bloom is a technology company dedicated to assisting individuals and organizations with management of their data. Its core mission is to empower individuals by providing them with greater control over how their personal information is stored and shared, while simultaneously providing tools for mitigating the risk of data breaches and misuse for both individuals and organizations. The Company expects to achieve this by utilizing its Verifiable Credential (“VC”) technology. Users can provide their personal data once to an accredited data attestor who then issues a tamper-resistant verifiable credential. This credential is cryptographically secured using the VC technology and stored on the user’s device, accessible only by the user of the device via passcode or biometric unlock, is reusable and easy to share with requesting third parties who are integrated with Bloom’s technology.

The Company has developed its VC technology for both retail consumers and enterprises (referred to as the “Platform”). To date, the Company has not sold its VC technology as a platform or otherwise to either retail consumers or enterprises, nor is the Company presently in a position to do so as development of the Platform has been put on hold due to further circumstances disclosed below under “Contingency.” The only revenue the Company has recognized since October 1, 2020 related to one customer that retained the Company to provide software development and support services related to the Company’s VC technology.

May 2023 Stock Split

The Company’s Board of Managers approved a split of shares of the Company’s membership shares on a 10-for-1 basis (the “Stock Split”), which was affected on May 11, 2023. The Company’s authorized membership shares were also adjusted for the Stock Split. All references to membership shares, restricted stock units, phantom stock units, share data, per share data and related information contained in these unaudited condensed consolidated financial statements have been retrospectively adjusted to reflect the effect of the Stock Split for all periods presented. No fractional shares of the Company’s membership shares were issued in connection with the Stock Split.

Token Sale

To fund the development of the VC technology and Platform, the Company offered and sold Bloom tokens (“BLT”) in a “token sale.” From November 2017 to January 2018, the Company sold BLT, which were issued on a blockchain or distributed ledger, and raised proceeds of approximately $32.3 million from purchasers. In an earlier pre-sale phase of token sales, the purchase price for BLT ranged from $0.50 to $0.57 per token and the purchase price paid by purchasers during the public sale was $0.67 per token. Purchasers of BLT primarily paid the Company with the digital asset ether and, to a lesser degree, with U.S. dollars.

Contingency

On August 9, 2022, the Securities and Exchange Commission (“SEC”) issued an order (the “SEC Order”) and announced charges against the Company for conducting an unregistered initial coin offering (“ICO”) of digital asset securities as discussed in the preceding paragraph under “Token Sale.” The SEC Order found that the Company offered and sold BLT as investment contracts, which constituted securities, yet failed to register the offering of the BLT with the SEC, nor did it qualify for an exemption to the registration requirements.

The Company offered a settlement to the SEC, whereby it is required to register the BLT with the SEC and conduct a claims process to compensate the purchasers of BLT. The Company agreed to pay a $0.3 million penalty, which was recorded in other expense on the Company’s consolidated statement of operations during the year ended September 30, 2022, and adhere to a springing penalty, which, if the Company fails to complete the claims and registration processes, may require the Company to pay a civil money penalty in an amount up to the total consideration paid by the purchasers for BLT for a total possible penalty per the SEC Order of approximately $30.9 million. The total possible penalty of approximately $30.9 million stipulated by the SEC Order differs from the total token sale proceeds of approximately $32.3 million, recorded by the Company as token sale liability, due to the Company’s initial underestimation of the total proceeds raised.

BLOOM HOLDCO LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Going Concern

The unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern.

The Company has a limited operating history and historically it has been dependent upon proceeds from the sale of digital assets received from the token sale to fund its operations, as well as some revenue from software development services. The Company did not generate any revenue from operations for the six months ended March 31, 2023, and incurred a net loss of approximately $2.1 million and used approximately $1.8 million of cash in operating activities during the six months ended March 31, 2023. The Company had an accumulated deficit of $30.5 million as of March 31, 2023. As of March 31, 2023, the Company held approximately $8.4 million in cash and cash equivalents and digital assets with a carrying value of approximately $0.6 million.

Continued operations are dependent upon the Company’s ability to generate profitable operations and raise sufficient funds to finance its activities. Additionally, the Company has material contingent liabilities to the BLT purchasers related to the SEC Order and settlement agreement with the SEC related to the Company’s ICO. All BLT sold in the ICO (less amounts previously refunded) is potentially subject to repurchase in the claims process; however, the Company cannot predict with certainty the magnitude of this liability and is unable to reasonably estimate the number of valid claims that will be made. Valid claims submitted in the claims process will have to be paid from the Company’s existing cash and cash equivalents and digital asset holdings. There is a risk that the Company may not have sufficient funds to satisfy the claims submitted, which could require the Company to seek additional financing to meet its continuing obligations and ultimately, to attain profitability. The Company may never achieve profitability, and even if it does, it may not be able to sustain being profitable.

The Company plans to raise additional capital through debt or equity financing, which may include the issuance of one or more convertible notes or raising additional funds from existing investors (either through debt or equity). However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or that any such funding will provide the Company with sufficient funds to meet its objectives. If the Company’s payout is significant and it is unable to obtain financing from outside sources and eventually produce sufficient revenue, management may be forced to sell the Company’s assets or curtail or discontinue its operations. As a result of these uncertainties, management of the Company believes that substantial doubt exists about the Company’s ability to continue as a going concern.

The unaudited condensed consolidated financial statements of the Company do not include any adjustments that might result from the outcome of these aforementioned uncertainties.

NOTE 2 – BASIS OF PRESENTATION, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) and pursuant to the accounting and disclosure rules and regulations of the SEC. In the opinion of management, these financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the interim periods presented. The unaudited condensed consolidated balance sheet as of September 30, 2022, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto, which contain a description of the Company’s significant accounting policies. Except as disclosed herein, there have been no material changes in the information disclosed in the notes to the Company’s audited consolidated financial statements.

BLOOM HOLDCO LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Company’s reporting currency is the U.S. Dollar. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Results for interim periods are not necessarily indicative of results to be expected for a full year or any future period.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements, as well as the reported amounts of expenses during the reporting period. The most significant estimates inherent in the preparation of the Company’s unaudited consolidated financial statements include, but are not limited to, that related to the valuation allowance for the note receivable and estimates of interest payable on the token sale liability, among others. These estimates and assumptions are based on the Company’s historical experience, and on various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Fair Value of Financial Instruments

The following tables present the Company’s fair value hierarchy for its money market securities measured at fair value on a recurring basis (in thousands):

	March 31, 2023
	Level 1	Level 2	Level 3	Fair Value
Assets included in:
Cash and cash equivalents
Money market fund	$3,929	$-	$-	$3,929
	$3,929	$-	$-	$3,929

	September 30, 2022
	Level 1	Level 2	Level 3	Fair Value
Assets included in:
Cash and cash equivalents
Money market fund	$3,259	$-	$-	$3,259
	$3,259	$-	$-	$3,259

The carrying values reported in the Company’s unaudited condensed consolidated balance sheets for cash (excluding cash equivalents which are recorded at fair value on a recurring basis), accounts payable and accrued expenses are reasonable estimates of their fair values due to the short-term nature of these items.

Token Sale Liability

The Company sold BLT in a token sale that raised approximately $32.3 million of capital to develop the VC technology and Platform. Management of the Company evaluated the terms of the BLT sold and concluded that the amounts raised represent a liability; specifically, a demand loan, due to the lack of a stated maturity date and stated interest rate related to the outstanding liability. The Company has reflected the amounts raised as a noncurrent obligation on its condensed consolidated balance sheets as of March 31, 2023 (unaudited), and September 30, 2022. Pursuant to the SEC Order, the Company has undertaken steps to register the BLT with the SEC and conduct a claims process to compensate purchasers of BLT who purchased them directly from the Company. To satisfy the SEC’s recovery requirement, through the claims process, purchasers of BLT that still own the securities are entitled to submit a claim for their consideration paid plus interest and less any income received, while any BLT purchasers that no longer own BLT may submit a claim for damages. As such, the Company estimated and recorded a noncurrent accrued interest payable of approximately $4.2 million and $3.6 million as of March 31, 2023 (unaudited) and September 30, 2022, respectively, on its condensed consolidated balance sheets. The Company calculated the estimated interest for the total outstanding liability using the applicable federal rates published by the Internal Revenue Service (“IRS”) of 3.74% and 3.14% per annum for March 2023 and September 2022, respectively. The Company is unable to reasonably estimate or record an amount for expected damages prior to the claims process.

BLOOM HOLDCO LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As amounts are claimed by BLT purchasers and repaid by the Company, the amounts paid will reduce the balances of the token sale liability and accrued interest on the Company’s unaudited condensed consolidated balance sheet, with no gain or loss recognized at repayment. Upon completion of the claims process, any amounts of the token sale liability that are not claimed will be retired or extinguished and removed from the unaudited condensed consolidated balance sheet..

Segments

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the chief operating decision maker, or decision-making group, in deciding how to allocate resources to an individual segment and in assessing performance. The chief operating decision maker, or decision-making group, reviews financial information for the purposes of making operating decisions, allocating resources, and evaluating financial performance of the business of the reportable operating segments, based on discrete financial information. For the periods ending March 31, 2023 and 2022, the Company views its operations and manages its business as one segment and, accordingly, no further segment disclosures have been presented herein.

Net Loss Per Membership Share

Basic net loss per membership share is computed by dividing net loss allocated to members by the weighted average number of membership shares outstanding during the period. Diluted net loss per membership share reflects the potential dilution that could occur if securities or other contracts to issue membership shares were exercised or converted into membership shares or resulted in the issuance of membership shares that then shared in the earnings of the entity. Dilutive potential membership shares include the Company’s unvested RSUs and unvested PSUs. As mentioned above, the RSUs and PSUs have a second vesting condition that is contingent upon a liquidity event that did not occur during the reported periods and as such, the unvested RSUs and PSUs must be excluded from the computation of diluted net loss per share because inclusion of the options in the calculation would be antidilutive. There was a total of 609 and 720 unvested RSUs and PSUs as of March 31, 2023 and 2022, respectively, that were excluded from the computation of diluted net loss per membership share.

Recently Issued Accounting Pronouncements

The Company reviewed all recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact on its unaudited condensed consolidated financial statements.

NOTE 3 – ACCRUED EXPENSES, ACCRUED LIABILITY FOR MEMBER DISTRIBUTIONS AND INCOME TAX PAYABLE

As of March 31, 2023 and September 30, 2022, the Company’s accrued expenses were approximately $0.04 million and $0.05 million, respectively and consisted primarily of amounts due for payroll-related liabilities.

Accrued liabilities for member distributions represent distributions owed to the Company’s members pursuant to the Operating Agreement. As of March 31, 2023 (unaudited) and September 30, 2022, the Company’s accrued liabilities for member distributions were approximately $2.3 million and $2.0 million, respectively.

Income tax payable consists of the Company’s current income tax payable of approximately $3.4 million and $3.5 million as of March 31, 2023 (unaudited) and September 30, 2022, respectively, which is recorded in income tax payable, short-term on the condensed consolidated balance sheets. In addition, the income tax payable also includes the tax liability owed to the IRS pursuant to its tax period ended September 30, 2019 (the “2019 tax liability”). The original balance of the 2019 tax liability was $3.6 million, which the Company agreed to pay to the IRS in annual installments over 8 years. As of March 31, 2023 and September 30, 2022, the remaining balance of the 2019 tax liability was approximately $2.5 million and $2.7 million, respectively, with approximately $0.3 million included in income tax payable, short-term on the unaudited condensed consolidated balance sheets as of both dates, and the remainder recorded in income tax payable, long-term.

BLOOM HOLDCO LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 – MEMBERS’ DEFICIT

The Company has two classes of membership shares, (i) voting and (ii) nonvoting shares. Membership shares authorized by the First Amended and Restated Operating Agreement of Bloom (the “Operating Agreement”) total 10,000 shares, consisting of 9,000 voting shares and 1,000 nonvoting shares. The nonvoting shares were reserved for issuance under the Bloom Amended and Restated 2019 Equity Incentive Plan (the “Equity Incentive Plan”). As of March 31, 2023 and September 30, 2022, none of the Company’s nonvoting shares were outstanding.

NOTE 5 – SHARE-BASED COMPENSATION

In 2019, the Company’s members adopted the Bloom HoldCo LLC Amended and Restated 2019 Equity Incentive Plan (as amended from time to time, most recently on August 11, 2021, the “2019 Plan”). The 2019 Plan provides for the grant of RSUs and PSUs to employees, officers, directors and consultants. As of March 31, 2023, the aggregate number of shares authorized for issuance under the 2019 Plan totaled 1,000 shares and there were 391 shares available for future grants.

The Company’s RSU and PSU awards expire after 10 years and are generally subject to two vesting requirements that must both be satisfied in order for the RSU or PSU to vest, the first of which is a service-based condition, and the other vesting condition is contingent upon a liquidity event. The service condition requirement for the awards is generally satisfied for 25% of the awards after one-year with the remainder of the service condition requirement being satisfied monthly over the following three-year period. Certain of the RSUs and PSUs issued by the Company have an exempt portion of the award that is not subject to the service-based vesting condition and is only subject to vesting pursuant to a contingent liquidity event. Upon the occurrence of a liquidity event, 100% of the exempt RSUs and PSUs, as well as all RSUs and PSUs that have met the service-based vesting condition would vest. A liquidity event for purposes of vesting of the RSUs and PSUs means the first to occur of: (1) an underwritten public offering by the Company of its securities (i.e., an initial public offering), (2) a Change in Control or (3) a Dissolution Event (both (2) and (3) as defined in the 2019 Plan). Upon a liquidity event, RSU holders are entitled to payment of cash or issuance of one share for each vested RSU, and PSU holders are entitled to payment equal to the fair value of membership shares less a strike price. Other than issuance of shares for RSUs or a payment for PSUs upon a liquidity event, the Company’s RSU and PSU awards provide no economic value and have no voting rights. Due to the presence of a vesting condition, that is contingent upon a liquidity event not considered probable by management, for all of the Company’s issued and outstanding RSU awards and PSU awards, the Company has recognized no compensation expense for its issued share-based compensation awards.

To determine the amount of unrecognized compensation cost, the Company would need to determine the estimated grant date fair value of its membership shares on the date of grant for each of the awards issued, which it has not done due to the expense associated with obtaining multiple valuations from a third-party valuation firm, but also because management does not consider the liquidity event to be probable. Should the liquidity event occur in the future prior to the expiration of the outstanding RSUs and PSUs, the Company will obtain the necessary valuations of its membership shares so that it can calculate and recognize share-based compensation for these awards at the time of the liquidity event based upon the estimated grant date fair values of the awards.

The following table summarizes the Company’s RSU and PSU activity for the periods presented:

	Number of RSUs	Number of PSUs	Total
Unvested – September 30, 2022	671	8	679
Forfeited	(70)	-	(70)
Unvested – March 31, 2023	601	8	609

BLOOM HOLDCO LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company, and its subsidiaries, are subject at times to various claims, lawsuits and governmental proceedings relating to the Company’s business and transactions arising in the ordinary course of business. The Company cannot predict the final outcome of such proceedings. Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits and proceedings arising in ordinary course of business are covered by the Company’s insurance program. The Company maintains various types of liability insurance in an effort to protect the Company from such claims. In terms of any matters where there is no insurance coverage available to the Company, or where coverage is available and the Company maintains a retention or deductible associated with such insurance, the Company may establish an accrual for such loss, retention or deductible based on current available information.

In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements, and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by the Company in the accompanying unaudited condensed consolidated balance sheets. If it is reasonably possible that an asset may be impaired as of the date of the unaudited condensed consolidated financial statements, then the Company discloses the range of possible loss. Expenses related to the defense of such claims are recorded by the Company as incurred and included in the accompanying unaudited condensed consolidated statements of operations.

Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting the Company’s defense of such matters. On the basis of current information, the Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims, other than the SEC Order related to the Company’s ICO discussed above in Note 1 – Description of the Organization and Business Operations and Note 2 – Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements.

NOTE 7 – SUBSEQUENT EVENTS

The Company has completed an evaluation of all subsequent events through June 5, 2023 to ensure that these consolidated financial statements include appropriate disclosure of events both recognized in the financial statements and events which occurred but were not recognized in the financial statements. Except as disclosed above in Note 1 – Description of Organization and Business Operations, the Company has concluded that no subsequent event has occurred that requires recognition or disclosure.